Exhibit 99.1

Arbe Names Founder and Former CEO of Porsche Digital to Its Board of Directors

Renowned Innovator Thilo Koslowski Brings Automotive Technology Thought Leadership to Board of Directors

Tel Aviv, Israel, February 24, 2022 — Arbe Robotics Ltd. (Nasdaq: ARBE) (“Arbe”), a global leader in next-generation 4D Imaging Radar Solutions, announced today that Thilo Koslowski, a renowned thought leader, and visionary in automotive and digital technology, has been named to its Board of Directors. Koslowski is an executive advisor focused on technology strategies for global corporations, startups, and investors in the automotive, smart mobility and digital lifestyle markets. He previously served as the founder and CEO of Porsche Digital GmbH, where he built a digital foundation and capabilities for one of the world’s most iconic brands.

“Thilo Koslowski is well-recognized for developing strategies, partnerships, and innovative product concepts that set benchmarks in the automotive industry,” Arbe Chief Executive Officer Kobi Marenko says. “Arbe is excited to welcome him to our Board of Directors. We expect to benefit greatly from his remarkable depth of knowledge and experience.”

At Porsche Digital, a wholly-owned subsidiary of Porsche AG, Koslowski created the foundation for the automaker’s digital transformation. His responsibilities included building digital products, processes, and business models, and growing a digital ecosystem encompassing partnerships with leading technology companies, innovative startups, and investors in the vehicle, smart mobility and digital lifestyle areas. He developed an international organization of cross-functional experts and opened Porsche Digital offices across the globe.

Earlier in his career, Koslowski founded and served as vice president of the automotive/smart mobility practice at Gartner Inc., in Silicon Valley, where he advised global automakers, technology companies, and governments on harnessing new technological innovations to develop industry-leading products, business models, customer experiences, and partnerships.

“The success of autonomous vehicles depends on the enabling technologies’ performance, reliability and affordability,” Koslowski says.  “Arbe’s imaging radar technology provides unprecedented levels of sensing and perception capabilities that will realize the proliferation of autonomous vehicles. I am pleased to join such an innovative enterprise that is leading the way to fully autonomous driving—a mission that I strongly believe in.”

About Arbe

Arbe (Nasdaq: ARBE), a global leader in next-generation 4D Imaging Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous driving. Arbe’s imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for Level 2+ and higher autonomy. The company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has an estimated projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “should,” “strategy,” “future,” “will,” “project, ” “potential” and similar expressions indicate forward-looking statements. References to Mr. Koslowski’s services for other companies, including Porsche Digital, relate only to his past business activities.  Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.  Statements that are not historical facts are forward-looking statements. You  should carefully consider the risk factors and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s prospectus dated November 2, 2021, which was filed by Arbe with the Securities and Exchange Commission on November 4, 2021, as well as the other documents filed by Arbe with the SEC. Accordingly, you[SA3]  are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Media Contact:

DeeDee Rudenstein, Propel Strategic Communications 267-521-9654, drudenstein@propelsc.com

Shlomit Hacohen, Arbe Robotics Ltd., +972-54-5422432, shlomit.h@arberobotics.com

Miri Segal-Scharia, Investor relations, 917-607-8654, msegal@ms-ir.com